SANOFI-AVENTIS PREVAILS IN ARBITRATION AGAINST RHODIA

Paris, September 13, 2006 - In 2005, Rhodia initiated an arbitration procedure seeking indemnification from sanofi-aventis for environmental and pension claims.

The arbitral tribunal issued its award on September 12, 2006.

With respect to environmental matters, the arbitral tribunal rejected Rhodia’s claims for indemnification.

With respect to pensions, the arbitral tribunal ruled that it did not have jurisdiction.

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Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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